SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 30, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X              Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release ANGLOGOLD ASHANTI ANNOUNCES EXECUTIVE MANAGEMENT
CHANGES

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
30 June 2008
ANGLOGOLD ASHANTI ANNOUNCES EXECUTIVE MANAGEMENT CHANGES
AngloGold Ashanti is pleased to announce the appointment of Tony O’Neill to the position of
Executive Vice President (“EVP”) – Business and Technical Development and as a member of the company’s Executive Committee. In his new role Mr O’Neill brings thirty years of gold and precious metals, iron ore and base metals mining experience to AngloGold Ashanti. Previous executive positions have included roles as Executive – Operations at Newcrest Mining
Limited, Executive General Manager responsible for Western Mining Corporation Limited’s gold business, and senior operating roles at Kalgoorlie Consolidated Gold Mines and Robe
River Iron Ore operations.

The appointment of Tony O’Neill follows the retirement of Peter Rowe, currently EVP –
Business Effectiveness for AngloGold Ashanti’s global operations. In addition to responsibility for the technical functions within the company, Mr O’Neill will oversee the group’s exploration strategy, major capital projects, global business improvement strategies and new business development opportunities. Richard Duffy, currently EVP – Business Development, will move to head the Africa team as EVP – Africa, with Robbie Lazare moving to head the corporate
Human Resources and Organisational Development function as EVP – Human Resources.
Nigel Unwin moves from head of Human Resources to EVP – Corporate Services.

As part of the renewed focus on business transformation and value accretive growth,
Mr O’Neill will work closely with Charles Carter, EVP – Business Strategy and CFO and
Executive Director Srinivasan Venkatakrishan (Venkat), who will lead corporate finance, asset disposals and corporate M&A. Mark Lynam, VP – Finance, Treasury & Company Secretarial,
will now also have responsibility for company secretarial, compliance and tax. Thero
Setiloane continues in role as EVP – Sustainability, as does Graham Ehm, EVP – Australia, and Ron Largent, EVP – Americas.

Commenting on the executive changes, CEO Mark Cutifani said “I am delighted that Tony has joined the team, bringing as he does significant operational and business expertise from successfully managing and leading complex and technically challenging operations such as the Kalgoorlie “super pit” gold operations, WMC’s gold business and Kambalda nickel operations, and more recently Newcrest’s operations portfolio. Tony has been involved in our recent asset review process and the development of turnaround strategies for Obuasi and
Geita. His proven technical excellence and leadership of large-scale business turnarounds will enhance our approach to the improvements underway at many of our operations, particularly in Africa. Together with Richard, Robbie and Nigel moving roles, and working with
Tony’s team, we will now have a strong focus on growth, project and technical performance, delivery and the organisational change interventions needed to drive value through our improving safety and operational performance. Finally, I would also like to thank Peter Rowe for his contribution to the business and the foundation that he has provided as we have been developing our new operating and business management frameworks.”

NOTE
Following the changes as detailed above, the Executive Committee of AngloGold Ashanti will consist of:
Mark Cutifani * : Chief Executive Officer
Srinivasan Venkatakrishnan * : Chief Financial Officer
Charles Carter : EVP – Business Strategy
Richard Duffy : EVP – Africa
Graham Ehm : EVP – Australia
Ron Largent : EVP - Americas
Robbie Lazare : EVP – Human Resources
Mark Lynam : VP – Finance, Treasury & Company Secretarial
Tony O’Neill : EVP – Business and Technical Development
Thero Setiloane : EVP – Sustainability
Yedwa Simelane : VP – Government Relations
Nigel Unwin : EVP – Corporate Services
* Executive directors
Johannesburg
JSE Sponsor : UBS
ENDS
Queries
South Africa
Tel:
Mobile:
E-mail:
Himesh Persotam (Investor Relations)  +27 (0) 11 637-6647
+27 (0) 82 339 3890
hpersotam@AngloGoldAshanti.com
Alan Fine (Media)
+27 (0) 11 637-6383
+27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Joanne Jones (Media)
+27 (0) 11 637- 6813
+27 (0) 82 896 0306
jjones@AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 30, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary